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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                         For the month of September 2001

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                                 CELESTICA INC.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

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                                12 CONCORDE PLACE
                                TORONTO, ONTARIO
                                 CANADA, M3C 3R8
                                 (416) 448-5800
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
         Form 20-F   X                                Form 40-F ______
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         Indicate  by check  mark  whether  the  registrant  by  furnishing  the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
         Yes _____                                        No  X
                                                             ----

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

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                                 CELESTICA INC.
                                    FORM 6-K
                             MONTH OF SEPTEMBER 2001

Filed with this Form 6-K is the following:

o Material Change Report, dated September 7, 2001, the text of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

o Press release, dated September 4, 2001, the text of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.



EXHIBITS

99.1  - Material Change Report, dated September 7, 2001

99.2  -  Press Release, dated September 4, 2001



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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                        CELESTICA INC.



Date:  September 10, 2001                  BY:      /S/ ELIZABETH DELBIANCO
                                               --------------------------------
                                        Name:        Elizabeth DelBianco
                                        Title: Vice President &  General Counsel


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                                  EXHIBIT INDEX
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         EXHIBIT                    DESCRIPTION
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99.1                Material Change Report

99.2                Press Release